SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                         (Amendment No. __________){1}


                        First International Bancorp., Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.10 per share
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                        (Title of Class of Securities)

                                  320 54Q 100
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 19, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 8 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 320 54Q 100                 13D                    Page 2 of 8 Pages

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Stanley N. Bergman

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            0 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          220,908 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0 shares

                 10    SHARED DISPOSITIVE POWER
                       220,908 shares

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           220,908 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.8%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of First International Bancorp., Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103-3585.

Item 2.   Identity and Background.

     (a)  Name:

          Stanley N. Bergman

     (b)  Residence or business address:

          Bergman, Horowitz & Reynolds, P.C.
          157 Church Street
          P.O. Box 426
          New Haven, Connecticut 06502

     (c)  Present Principal Occupation or Employment:

          The reporting person is an attorney.

     (d) During the past five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          The reporting person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The reporting person is not reporting any purchases.

Item 4.   Purpose of Transaction.

          The reporting person is holding all of the shares of Common Stock beneficially owned by him for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

      Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

 (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

 (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

 (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

 (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) Any material change in the present capitalization or dividend policy of the Company;

 (f) Any other material change in the Company's business or corporate structure;

 (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

 (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

 (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

 (a) As of the date hereof, the reporting person beneficially owns 220,908 shares of Common Stock, or 2.8% of the shares of Common Stock outstanding, of which (i) 55,227 shares, or 0.7% of the Common Stock, are held as joint trustee with Arnold L. Chase for the Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (ii) 55,227 shares, or 0.7% of the Common Stock outstanding, are held as joint trustee with Arnold L. Chase for the Arnold Chase Accumulation Trust II, a trust of which Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (iii) 55,227 shares, or 0.7% of the Common Stock outstanding, are held as joint trustee with Cheryl A. Chase for the Cheryl
A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and her children are the beneficiaries, and (iv) 55,227 shares, or 0.7% of the Common Stock outstanding, are held as joint trustee with Cheryl A. Chase for the Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and her children are the beneficiaries.

      This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 1,019,297 shares of Common Stock, or 12.5% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Arnold L. Chase, brother of Cheryl A. Chase, (ii) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of May 21, 1999, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by David T. Chase, father of Cheryl A. Chase, (iv) 1,583,000 shares of Common Stock, or 19.4% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Rhoda L. Chase, the mother of Arnold L. Chase and Cheryl A. Chase and the spouse of David T. Chase, (v) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Cheryl A. Chase Marital Trust, a trust of which Cheryl A Chase and Kenneth
N. Musen are the trustees and Cheryl A. Chase and her children are the beneficiaries, (vi) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below, (vii) 885,891 shares of Common Stock, or 10.8% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Cheryl A. Chase, (viii) 112,522 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned as of May 21, 1999, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries.

      DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), Arnold Chase Accumulation Trust I (5.07%), Arnold Chase Accumulation Trust II (7.54%), five trusts for the benefit of Arnold L. Chase's children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (7.55% in the aggregate), Cheryl A. Chase Accumulation Trust I (4.79%), Cheryl A. Chase Accumulation Trust II (7.27%) and five trusts for the benefit of Cheryl A. Chase's children, of which Stanley N. Bergman and Cheryl
A. Chase are co-trustees (7.55% in the aggregate).  David T. Chase and Rhoda
L. Chase are husband and wife and are the parents of Arnold L. Chase and Cheryl A. Chase.

   The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

 (b) The reporting person shares the right to vote, direct the vote of, dispose of and direct the disposition of, the (i) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust I with Arnold L. Chase and such trust, (ii) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust II with Arnold L. Chase and such trust, (iii) 55,227 shares of Common Stock owned by the Cheryl A. Chase Accumulation Trust I with Cheryl A. Chase and such trust, and (iv) 55,227 shares of Common Stock owned by the Cheryl A. Chase Accumulation Trust II with Cheryl
A. Chase and such trust.

 (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are described in Item 3 hereof.

 (d) The reporting person shares the right to direct the receipt of dividends from, and the proceeds of the sale of, the (i) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust I with Arnold L. Chase and such trust, (ii) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust II with Arnold L. Chase and such trust,
(iii) 55,227 shares of Common Stock owned by the Cheryl A. Chase Accumulation Trust I with Cheryl A. Chase and such trust, and (iv) 55,227 shares of Common Stock owned by the Cheryl A. Chase Accumulation Trust II with Cheryl A. Chase and such trust.


 (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits.

        None.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 10, 1999            /s/ Stanley Bergman
                                 Stanley N. Bergman